Exhibit 99.2

CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended March 31, 2015 and 2014
(Expressed in US dollars)

Norsat International Inc.
Condensed Interim Consolidated Financial Statements of Financial Position
(Expressed in US dollars - Unaudited)

	Notes	March 31, 2015	December 31, 2014
ASSETS
Current assets
Cash and cash equivalents		$5,357,535	$5,513,733
Trade and other receivables		6,755,995	7,570,110
Inventories		10,307,092	10,120,374
Prepaid expenses and other		472,843	426,093
Current assets		22,893,465	23,630,310
Non-current assets
Property and equipment, net		757,399	855,978
Intangible assets, net		5,775,281	6,360,336
Goodwill		4,399,040	4,736,470
Long-term prepaid expenses and other		9,340	9,340
Deferred income tax assets		4,900,000	4,900,000
Non-current assets		15,841,060	16,862,124
Total assets		$38,734,525	$40,492,434
LIABILITIES
Current liabilities
Trade and other payables		$2,175,276	$2,831,911
Accrued liabilities		2,051,413	2,601,163
Provisions		932,619	766,371
Taxes payable		53,970	120,038
Deferred revenue		1,660,980	1,169,816
Current liabilities before acquisition loan		6,874,258	7,489,299
Acquisition loan	7	1,295,203	2,371,266
Current liabilities		8,169,461	9,860,565
Non-current liabilities
Long-term deferred revenue		39,191	18,426
Deferred income tax liabilities		1,471,572	1,629,001
Non-current liabilities		1,510,763	1,647,427
Total liabilities		9,680,224	11,507,992
SHAREHOLDERS' EQUITY
Issued capital		39,850,648	39,850,648
Treasury shares		(326,527)	(326,527)
Contributed surplus		4,425,729	4,371,778
Accumulated other comprehensive loss		(3,577,742)	(3,033,963)
Deficit		(11,317,807)	(11,877,494)
Total shareholders' equity		29,054,301	28,984,442
Total liabilities and shareholders' equity		$38,734,525	$40,492,434

See accompanying notes to the unaudited condensed interim consolidated financial statements.

Approved by the Board and authorized for issue on May 5, 2015

“ Fabio Doninelli”	“ James Topham”
Board of Director	Board of Director

Norsat International Inc.
Condensed Interim Consolidated Financial Statements of Earnings and Comprehensive Income
(Expressed in US dollars - Unaudited)

		Three months ended March 31
	Notes	2015	2014

Revenue	10	$8,410,325	$9,117,705
Cost of sales	4	5,052,482	5,354,183
Gross profit		3,357,843	3,763,522

Expenses:
Selling and distributing expenses	4	1,266,993	1,303,717
General and administrative expenses	4	993,318	859,282
Product development expenses, gross	4	758,776	695,437
Less: Government contributions	4	(331,024)	(386,991)
Total expenses		2,688,063	2,471,445
Earnings before other expenses/(income)		669,780	1,292,077

Impairment of property and equipment		31,139	-
Interest and bank charges		35,398	52,615
Loss/(gain) on foreign exchange		177,749	(867,492)
Earnings before income taxes		425,494	2,106,954

Current income tax recovery		(66,068)	-
Deferred income tax recovery		(68,125)	(69,792)
Net earnings		$559,687	$2,176,746

Other comprehensive (loss)/ income
Exchange differences on translation of operations in currencies other than US Dollars		(543,779)	(1,293,702)
Total comprehensive income		$15,908	$883,044

Net earnings per share
Basic earnings per share	9	$0.10	$0.38
Diluted earnings per share	9	$0.10	$0.38

Weighted average number of shares outstanding
Basic	9	5,766,177	5,767,435
Diluted	9	5,788,977	5,770,991

See accompanying notes to the unaudited condensed interim consolidated financial statements.

Norsat International Inc.
Condensed Interim Consolidated Financial Statements of Changes in Shareholders’ Equity
(Expressed in US dollars - Unaudited)

					Accumulated
					other		Total
		Issued	Treasury	Contributed	comprehensive		shareholders'
	Notes	capital	shares	surplus	loss	Deficit	equity
As at January 1, 2015		$39,850,648	$(326,527)	$4,371,778	$(3,033,963)	$(11,877,494)	$28,984,442
Net earnings for the period		-	-	-	-	559,687	559,687
Other comprehensive income		-	-	-	(543,779)	-	(543,779)
Total		39,850,648	(326,527)	4,371,778	(3,577,742)	(11,317,807)	29,000,350

Share-based payments	8	-	-	53,951	-	-	53,951
As at March 31, 2015		$39,850,648	$(326,527)	$4,425,729	$(3,577,742)	$(11,317,807)	$29,054,301

					Accumulated
					other		Total
		Issued	Treasury	Contributed	comprehensive		shareholders'
		capital	shares	surplus	loss	Deficit	equity
As at January 1, 2014		$39,850,648	$(318,255)	$4,278,843	$(1,315,478)	$(16,072,249)	$26,423,509
Net earnings for the period		-	-	-	-	2,176,746	2,176,746
Other comprehensive income		-	-	-	(1,293,702)	-	(1,293,702)
Total		39,850,648	(318,255)	4,278,843	(2,609,180)	(13,895,503)	27,306,553

Share-based payments	8	-	-	55,032	-	-	55,032
As at March 31, 2014		$39,850,648	$(318,255)	$4,333,875	$(2,609,180)	$(13,895,503)	$27,361,585

See accompanying notes to the unaudited condensed interim consolidated financial statements.

Norsat International Inc.
Condensed Interim Consolidated Financial Statements of Cash Flows
(Expressed in US dollars - Unaudited)

		Three months ended March 31
	Notes	2015	2014

Cash and cash equivalents provided by/ (used in)
Operating activities:
Net earnings for the period		$559,687	$2,176,746
Income taxes paid		-	(80,572)
Non-cash adjustments to reconcile net earnings to net cash flows:
Depreciation and amortization		328,049	319,432
Impairment of property and equipment		31,139	-
Realized and unrealized foreign exchange loss/ (gain)		177,748	(867,492)
Loan acquisition cost amortization		2,262	6,786
Current income tax recovery		(66,068)	-
Deferred income tax recovery		(68,125)	(69,792)
Share-based payments		53,951	55,032
Government contribution		(331,024)	(386,991)
Changes in non-cash working capital	12	(911,428)	(1,528,635)
Net cash flows used in operating actitivies		(223,809)	(375,486)

Investing activities:
Purchase of intangible assets, property and equipment		(56,095)	(110,431)
Proceeds from government contributions for acquisition of property and equipment		-	26,551
Net cash flows used in investing activities		(56,095)	(83,880)

Financing activities:
Repayment of acquisition loan	7	(980,000)	(480,000)
Proceeds from government contributions	5	763,484	456,121
Net cash flows used in financing activities		(216,516)	(23,879)

Effect of foreign currency translation on cash and cash equivalents		340,221	76,764

Decrease in cash and cash equivalents		(156,199)	(406,481)
Cash and cash equivalents, beginning of period		5,513,733	3,272,595
Cash and cash equivalents, end of period		$5,357,534	$2,866,114

Supplemental cash flow and other disclosures (Note 12)
See accompanying notes to the unaudited condensed interim consolidated financial statements.

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three months ended March 31, 2015 and 2014
(Expressed in US dollars - Unaudited)

1.	Basis of Preparation

Statement of compliance

These unaudited condensed interim consolidated financial statements for the three months ended March 31, 2015, including comparatives, have been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”. They do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards (“IFRS”), and should be read in conjunction with the Company’s 2014 annual audited consolidated financial statements which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).

The unaudited condensed interim consolidated financial statements for the three months ended March 31, 2015 have been approved and authorized for issue by the board of directors on May 5, 2015.

These unaudited condensed interim consolidated financial statements are presented in United States Dollars (‘USD’), except when otherwise indicated.

Seasonal fluctuations

Quarterly results from the Company’s two business segments fluctuate from quarter to quarter due to seasonal influences on sales volumes. In the Company’s Land Mobile Radio (“Sinclair Technologies”) segment, the first and second quarters are historically the strongest, as most of Sinclair’s customers build inventories as they commence installation in the spring and winter seasons. In the Satellite Communications segment, the third and fourth quarters are typically the strongest, as these are traditionally the periods when military sales occur. The timing of contract awards also creates significant fluctuations in the Company’s quarterly results as some large contracts represent a significant share of sales for a given quarter. The timing of these orders is unpredictable.

2.	Significant Accounting Policies

The unaudited condensed interim consolidated financial statements have been prepared using accounting policies consistent with those used in the preparation of the audited consolidated financial statements as at December 31, 2014.

3.	Significant Management Judgments and Estimation Uncertainty

The preparation of unaudited condensed interim consolidated financial statements in conformity with IFRS requires the Company’s management to undertake a number of judgments, estimates and assumptions that affect amounts reported in the unaudited condensed interim consolidated financial statements and notes thereto. Actual amounts may ultimately differ from these estimates.

The judgments, estimates and assumptions applied in the unaudited condensed interim consolidated financial statements, including key sources of estimation uncertainty were the same as those applied in the

Company’s last annual audited consolidated financial statements for the year ended December 31, 2014.

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three months ended March 31, 2015 and 2014
(Expressed in US dollars - Unaudited)

4.	Cost of Sales and Expenses

	Three months ended March 31
	2015	2014
Cost of Sales
Direct cost of sales	$5,028,729	$5,333,202
Depreciation and amortization	23,753	20,981
	$5,052,482	$5,354,183

Selling and distributing expenses
Direct expenses	$1,105,167	$1,120,058
Depreciation and amortization	161,826	183,659
Less: Government contribution (Note 5)	-	-
	$1,266,993	$1,303,717

General and administrative expenses
Direct expenses	$1,058,587	$951,845
Capitalized to inventory/transfer to cost of sales	(156,062)	(126,357)
Depreciation and amortization	90,793	33,794
Less: Government contribution (Note 5)	-	-
	$993,318	$859,282

Product development expenses, net
Direct expenses	$707,099	$614,439
Depreciation and amortization	51,677	80,998
	758,776	695,437
Less: Government contribution (Note 5)	(331,024)	(386,991)
	$427,752	$308,446

Supplementary information:
Short-term employee benefits	$1,868,767	$2,874,130

Short-term employee benefits include wages, salaries, bonus, sales commissions, social security contributions, extended health premiums, Medical Services Plan payments, Registered Retirement Savings Plan contributions and vacation accrual.

5.	Government Contributions

a.) Strategic Aerospace & Defense Initiative (“SADI I”)

As at March 31, 2015, the Company has calculated the SADI I repayment amount to be nil as the 2015 year to date gross business revenue as at March 31, 2015 did not meet the criteria for repayment pursuant to the repayment terms of the SADI I agreement and the Company’s accounting policy relating to SADI repayment.

b.) Strategic Aerospace & Defense Initiative (“SADI II”)

For the three months ended March 31, 2015, the Company has recorded $331,024 (March 31, 2014 -$386,991) as a reduction to product development expenses related to SADI II in the Condensed Interim

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three months ended March 31, 2015 and 2014
(Expressed in US dollars - Unaudited)

Consolidated Statements of Earnings and Comprehensive Income and $nil (March 31, 2014 - $26,561) as a reduction to property and equipment costs related to SADI II.

As at March 31, 2015, the Company has recorded $3,618,157, or Cdn$3,953,860 of the maximum funding amount of Cdn$13,270,265 under SADI II.

As at March 31, 2015, eligible costs related to SADI II of $160,636 (December 31, 2014 - $593,097) was included in trade and other receivables.

For the three months ended March 31, 2015, total cash received under SADI II was $763,484 (March 31, 2014 - $456,121)

As at March 31, 2015, the Company did not accrue any liability for repayment relating to SADI II as the amount to be repaid cannot yet be determined since the repayment amount is contingent on 2018 financial results compared to those achieved in 2017.

6.	Operating Line of Credit

During the three months ended March 31, 2015, the Company renewed its existing credit facilities with HSBC Bank Canada (the “Bank”) where the demand operating line of credit available to the Company has been amended to Cdn$3.50 million compared to US$3.25 million previously. All terms of interests and covenants remain unchanged. Together with the Company’s existing facility with HSBC Bank USA of US$0.5 million, the Company has total credit facilities of approximately $3.26 million (December 31, 2014 $3.66 million). As at March 31, 2015, the Company had drawn $0.21 million of the $3.26 million operating line of credit for a standby letter of credit of a significant sales contract.

7.	Acquisition Loan

For the three months ended March 31, 2015, the Company made principal repayments totaling $980,000 (March 31, 2014 - $480,000) against the acquisition loan. As at March 31, 2015, the Company’s combined weighted average interest rate was 2.53% (December 31, 2014 – 2.77%)

8.	Issued Capital

Share Consolidation

On January 16, 2015, the Company consolidated its outstanding common shares on the basis of one new common share for every ten existing common shares. As no fractional common shares were issued in connection with the share consolidation and any fractional shares that resulted from the share consolidation were rounded to the nearest whole number, the 58,316,532 pre-consolidation common shares issued and outstanding as at December 31, 2014 were being reduced to 5,831,658 common shares on a post-consolidated basis.

Total shares issued and outstanding as at March 31, 2015 and December 31, 2014 were 5,831,658 at $39,850,648.

These consolidated interim financial statements reflect the share capital consolidation and earnings per share on a retroactive basis. The following sections reflect the effects of the share capital consolidation on the number of common shares, options and restricted share units.

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three months ended March 31, 2015 and 2014
(Expressed in US dollars - Unaudited)

Share Purchase Option Plan

During the three months ended March 31, 2015, a total of 26,352 stock purchase options were granted at an average weighted exercise price of Cdn$6.84 and a fair value of Cdn$2.23, of which 4,642 were granted to senior management.

During the three months ended March 31, 2014, a total of 28,716 stock purchase options were granted at an exercise price of Cdn$5.30 and a fair value of Cdn$1.90, of which 16,014 stock purchase options were granted to senior management and directors at the same average price and fair value.

Options typically vest in 2 years and expire 5 years from the grant date.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models may not necessarily provide a reliable measure of the fair value of the Company’s share purchase options. The weighted average assumptions used to estimate the fair value of options granted during the three months ended March 31, 2015 and 2014 were:

	Three months ended March 31
	2015	2014
Risk free interest rate	0.53%	1.33%
Expected life	3.1 years	3.1 years
Vesting period	2 years	2 years
Expected volatility	47%	50%
Expected dividends	Nil	Nil
Average fair value	Cdn$2.20	Cdn$1.90
Forfeiture rate	18%	18%

The exercise price of all share purchase options granted during the period are equal to the closing market price at the grant date. The Company calculates share based payment from the vesting of stock options using the Black Scholes Option Pricing Model with assumptions noted above and records related compensation expense as follows for the three months ended March 31, 2015 and 2014:

	Three months ended March 31
	2015	2014
Share-based payments - options	$13,628	$14,992

Share purchase options outstanding as at March 31, 2015 were as follows:

Share purchase options outstanding	Number of options	Weighted average
		exercise price Cdn$
Balance, December 31, 2014	214,162	$5.80
Granted	26,352	6.84
Expired	(1,600)	6.90
Forfeited	(1,454)	5.09
Balance, March 31, 2015	237,460	$5.95

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three months ended March 31, 2015 and 2014
(Expressed in US dollars - Unaudited)

The following table summarizes information pertaining to the Company’s share purchase options outstanding at March 31, 2015:

		Options outstanding		Options exercisable
Range of	Number of	Weighted average	Weighted	Number of	Weighted
exercise prices	options	remaining contractual	average	options	average
Cdn$	outstanding	life(years)	exercise price	exercisable	exercise price
			Cdn$		Cdn$
$0 to $4.99	39,200	1.80	4.80	36,700	4.80
$5.00 to $9.99	196,760	2.73	6.27	119,824	6.56
	237,460	2.58	6.01	156,524	6.15

Restricted Share Unit (“RSU”) Plan

The Company charged the following share-based payments to operating expenses in connection with the Company’s RSU plan, with a corresponding increase in contributed surplus:

	Three months ended March 31
	2015	2014
Share-based payments - RSUs	$40,323	$40,040

RSUs outstanding as at December 31, 2014 and March 31, 2015 are as follows:

No. of units
Balance, December 31, 2014	72,554
Granted	-
Vested	-
Forfeited	(451)
Balance, March 31, 2015	72,103

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three months ended March 31, 2015 and 2014
(Expressed in US dollars - Unaudited)

9.	Earning per Share

The reconciliation of the numerators and denominators of the basic and diluted earnings per share calculations was as follows for the three months ended March 31, 2015 and 2014:

	Three months ended March 31
	2015	2014
Numerator
Net earnings from continuing operations	$559,687	$2,176,746
Denominator:
Weighted average number of shares outstanding used to compute basic EPS	5,766,177	5,767,435
Dilution from exercise of stock options	22,800	3,556
Weighted average number of shares outstanding used to compute diluted EPS	5,788,977	5,770,991

Net earnings per share
Basic	$0.10	$0.38
Diluted	$0.10	$0.38

The calculation of assumed exercise of stock options includes the effect of the dilutive options. Where their effect was anti-dilutive because their exercise prices were higher than the average market price of the Company’s common shares at the end of the periods shown in the table, assumed exercise of those particular stock options were not included.

10.	Income Taxes

During the three months ended March 31, 2015, the Company commenced an orderly windup of Norsat S.A. Accordingly the approximately $11,010,000 (CHF10,700,00) of loss carryforward that have not been recorded in the consolidated financial statements relating to Norsat S.A. will expire upon wind-up of Norsat S.A.

11.	Segmented Information

Commencing in 2015, the Company combined its Satellite Solutions and Microwave Products segments into one reportable segment, Satellite Communications, after considering how decisions are made about resource allocation and performance assessment.

The Company’s business operates primarily through two operating segments – Land Mobile Radio (“Sinclair Technologies”) and Satellite Communications.

The two reportable segments are managed and monitored together with operating results reviewed by the Company’s chief operating decision makers on a combined basis. The two reporting segments are strategic business units that offer different products and services. They are managed separately because each business is in a different stage in its life cycle and they require different marketing strategies.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies as described in the annual audited consolidated financial statements for the year ended December 31, 2014.

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three months ended March 31, 2015 and 2014
(Expressed in US dollars - Unaudited)

The following tables set forth sales and gross profit information by operating segments for the three months ended March 31, 2015 and 2014.

	Three months ended March 31
	2015	2014
Sales to external customers
Sinclair Technologies	$4,644,798	$5,619,184
Satellite Communications	3,765,527	3,498,521
	$8,410,325	$9,117,705

Gross Profit
Sinclair Technologies	$2,005,639	$2,247,815
Satellite Communications	1,352,204	1,515,707
	$3,357,843	$3,763,522

Assets related to Sinclair Technologies and Satellite Communication can be clearly identified and attributable to its operations.

	Sinclair Technologies	Satellite	Consolidated
		Communications
As at March 31, 2015
Total assets related to operations	$22,372,035	$16,362,490	$38,734,525
Property and equipment, net	303,510	453,889	757,399
Intangible assets, net	5,643,407	131,874	5,775,281

As at December 31, 2014
Total assets related to operations	$23,378,479	$17,113,955	$40,492,434
Property and equipment, net	326,688	529,290	855,978
Intangible assets, net	6,231,942	128,394	6,360,336

The company generated revenues from external customers located in the following geographic locations:

	Three months ended March 31
	2015	2014

United States	$4,885,804	$5,171,999
Canada	1,303,327	1,661,520
Europe and other	2,221,194	2,284,186
	$8,410,325	$9,117,705

Substantially all of the Company’s property and equipment, intangible assets and goodwill are located in Canada.

Customer Concentration:

For the three months ended March 31, 2015, no customer individually represented 10% or more of total consolidated revenue.

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three months ended March 31, 2015 and 2014
(Expressed in US dollars - Unaudited)

	Three months ended March 31
	2015	2014
Change in non-cash operating working capital:
Trade and other receivables	$3,703	$(816,447)
Inventories	(505,624)	(288,961)
Prepaid expenses and other	(62,396)	159,048
Accounts payable and accrued liabilities	(1,025,288)	(304,783)
Provisions	166,248	(158,214)
Deferred revenue	511,929	(119,278)
	$(911,428)	$(1,528,635)
Supplementary information:
Interest paid	$14,505	$33,132

13.	Related Party Transactions

The following table discloses the compensation amount of key management personnel in the ordinary course of their employment recognized as an expense during the reporting periods. Key management personnel include the Company’s President and Chief Executive Officer, Chief Financial Officer and General Manager.

	Three months ended March 31
	2015	2014
Short-term employee benefits	$261,326	$281,443
Share-based payments	25,221	33,885
Total	$286,547	$315,328

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three months ended March 31, 2015 and 2014
(Expressed in US dollars - Unaudited)

14.	Commitments and Contingencies

Future minimum payments at March 31, 2015 under loan commitments, purchasing commitments and operating lease obligations for each of the next five calendar years are approximately as follows:

	Acquisition loan	Inventory purchase	Operating lease
		obligations	obligations	Total

Remaining 2015	$1,295,203	$6,888,023	$545,365	$8,728,591
2016	-	30,884	677,203	708,087
2017	-	-	176,649	176,649
2018	-	-	-	-
2019	-	-	-	-
	$1,295,203	$6,918,907	$1,399,217	$9,613,327

The Company has operating lease commitments extending to June 2017. The Company also enters into purchase commitments, including inventory purchase obligations in the normal course of business as disclosed above. In addition, the Company is required to make contingent repayment of SADI I government contributions pursuant to the repayment term of the agreement. As at March 31 2015, the Company did not accrue any liability for repayment as the amount cannot yet be determined (Note 5).

Legal Proceedings

From time to time the Company may enter into legal proceedings relating to certain potential claims. It is impossible at this time for the Company to predict with any certainty the outcome of any such claims. However, management is of the opinion, based on legal assessment and information available, that it is unlikely that any liability would be material in relation to the Company’s consolidated financial position.

15.	Comparative Figures

Certain figures in the prior year consolidated financial statements have been adjusted to reflect the ten to one share capital consolidation as noted in Note 8, notably number of shares, earnings per share, and number of options and RSUs outstanding.